Exhibit 99.3

March 28, 2014

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	20 Queen Street West, 19th Floor, Box 55
701 West Georgia Street	Toronto Ontario
Vancouver, BC	M5H 3S8
V7Y 1L2

TSX Venture Exchange	Alberta Securities Commission
P.O. Box 11633	600, 250 – 5th Street S.W.
Suite 2700 – 650 West Georgia Street	Calgary, AB
Vancouver, BC	T2P 0R4
V6B 4N9

Saskatchewan Financial Services Commission
Suite 601, 1919 Saskatchewan Drive
Regina, Saskatchewan
S4P 4H2

Dear Sirs / Mesdames:

Re: Madison Minerals Inc. and Battle Mountain Gold Inc.

We refer to the Management Information Circular of Madison Minerals Inc. dated March , 2014 relating to a reverse takeover involving Battle Mountain Gold Inc. and Madison Minerals Inc.

We consent to being named and to the use, in the above-mentioned management information circular, of our report dated February 25, 2014 to the shareholders of Madison Minerals Inc. on the following financial statements:

Consolidated statements of financial position as at October 31, 2013 and 2012;

Consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended October 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

We also consent to being named and to the use, in the above-mentioned management information circular, of our report dated March 28, 2014 to the directors of Battle Mountain Gold Inc. on the following financial statements:

Consolidated statements of financial position as at October 31, 2013 and 2012;

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Consolidated statements of comprehensive loss, cash flows and changes in equity for the year ended October 31, 2013 and the period from incorporation on April 2, 2012 to October 31, 2012, and a summary of significant accounting policies and other explanatory information.

We report that we have read the above-mentioned management information circular and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

“DAVIDSON & COMPANY LLP”

DAVIDSON & COMPANY LLP
Chartered Accountants